KH 3/8

SECURI[barcode]SION

13030442

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED FEB 28 2013 193 WASH., D.C. PROCESSING SECTION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-66534 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Challenger Capital Group, Ltd.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2525 McKinnon Street, Suite 300
(No. and Street)

Dallas, Texas 75201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Burr (214)239-8636
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Montgomery Coscia Greilich, LLP
(Name – *if individual, state last, first, middle name*)

2500 Dallas Parkway, Suite 300, Plano, Texas 75093
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/19/13

# OATH OR AFFIRMATION

I, Michael J. Burr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Challenger Capital Group, Ltd., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GAIL STRICKLAND
Notary Public, State of Texas
My Commission Expires
May 01, 2013

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CHALLENGER CAPITAL GROUP, LTD

**Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission**

**For the Year Ended December 31, 2012**
**and**
**Supplemental Report on Internal Control**

**(With Report of Registered Independent Public Accounting Firm Thereon)**

# CHALLENGER CAPITAL GROUP, LTD.
# INDEX

MONTGOMERY COSCIA GREILICH LLP
*Certified Public Accountants*
2500 Dallas Parkway, Suite 300
Plano, Texas 75093
972.748.0300 p
972.748.0700 f

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Texas Challenger Corporation,
General Partner of Challenger Capital Group, Ltd.:

**Report on the Financial Statements**

We have audited the accompanying statement of financial condition of Challenger Capital Group, Ltd. (the "Partnership") as of December 31, 2012, and the related statements of operations, changes in partners' capital and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Basis for Qualified Opinion**

As more fully discussed in Note 4 to the financial statements, the Partnership has reported it's investment in CEPT, LLC under the equity method of accounting as determined on the income tax basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. In our opinion, accounting principles generally accepted in the United States of America require that the investment by the Partnership in CEPT, LLC be reported at fair value. The effects to the financial statements of the preceding practice are not reasonably determinable.

**Qualified Opinion**

In our opinion, except for the effects of the matter discussed in the Basis for Qualified Opinion paragraph, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Challenger Capital Group, Ltd. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 16 and 17 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 16 and 17 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 16 and 17 is fairly stated in all material respects in relation to the basic financial statements as a whole.

Montgomery Coscia Greilich LLP

MONTGOMERY COSCIA GREILICH, LLP
Plano, Texas
February 21, 2013

**CHALLENGER CAPITAL GROUP, LTD.**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 1,273,293 |
| Accounts receivable, net of allowance for doubtful accounts | | 86,057 |
| Prepaid expenses and other current assets | | 79,824 |
| TOTAL CURRENT ASSETS | | 1,439,174 |
| Property and equipment, net | | 18,931 |
| Investments | | 4,465 |
| Deposits | | 11,436 |
| TOTAL NONCURRENT ASSETS | | 34,832 |
| TOTAL ASSETS | $ | 1,474,006 |
| **LIABILITIES AND PARTNERS' CAPITAL** | | |
| CURRENT LIABILITIES | | |
| Trade accounts payable | $ | 4,009 |
| Accrued liabilities | | 152,764 |
| Current portion notes payable | | 35,652 |
| TOTAL CURRENT LIABILITIES | | 192,425 |
| TOTAL LIABILITIES | | 192,425 |
| PARTNERS' CAPITAL | | 1,281,581 |
| TOTAL LIABILITIES AND PARTNERS' CAPITAL | $ | 1,474,006 |

The accompanying notes are an integral part of these financial statements.

**CHALLENGER CAPITAL GROUP, LTD.**
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

| | | |
|---|---|---|
| REVENUE | | |
| Fee and reimbursement income | $ | 2,170,367 |
| Interest income | | 957 |
| Total revenue | | 2,171,324 |
| | | |
| EXPENSES | | |
| Advertising and marketing | | 1,358 |
| Bad debt expense | | 13,500 |
| Compensation and benefits | | 1,334,697 |
| Depreciation | | 14,035 |
| General operating expenses | | 101,498 |
| Insurance expense | | 73,036 |
| Loss on cancellation of partner loans | | 157,877 |
| Professional fees | | 61,217 |
| Rent | | 123,956 |
| Taxes and licenses | | 27,882 |
| Telephone and communication | | 28,235 |
| Travel and entertainment | | 18,123 |
| Total expenses | | 1,955,414 |
| | | |
| NET INCOME | $ | 215,910 |

The accompanying notes are an integral part of these financial statements.

**CHALLENGER CAPITAL GROUP, LTD.**
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2012

| | Series B Limited Partners | General Partner | Series A Limited Partners | Loans to Partners | Total |
|---|---|---|---|---|---|
| Beginning Balance, January 1, 2012 | $ 1,646,921 | $ - | $ - | $ (739,127) | $ 907,794 |
| Cancellation of partner loans | (581,250) | | | 739,127 | 157,877 |
| Net income | 215,910 | - | - | - | 215,910 |
| Ending Balance, December 31, 2012 | $ 1,281,581 | $ - | $ - | $ - | $ 1,281,581 |

The accompanying notes are an integral part of these financial statements.

**CHALLENGER CAPITAL GROUP, LTD.**
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| NET INCOME | $ | 215,910 |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation expense | | 14,035 |
| Loss on cancellation of partner loans | | 157,877 |
| (Increase) decrease in assets: | | |
| Accounts receivable | | (43,403) |
| Prepaid expenses and other current assets | | 63,796 |
| Increase (decrease) in liabilities: | | |
| Accounts payable | | 2,475 |
| Accrued expenses | | 85,330 |
| Cash provided by operating activities | | 496,020 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Cash paid for purchases of fixed assets | | (1,491) |
| Cash used in investing activities | | (1,491) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Principal payments on long term debt | | (40,476) |
| Cash used in financing activities | | (40,476) |
| NET INCREASE IN CASH | | 454,053 |
| CASH AT BEGINNING OF YEAR | | 819,240 |
| CASH AT END OF YEAR | $ | 1,273,293 |
| **SUPPLEMENTAL INFORMATION:** | | |
| CASH PAID FOR INTEREST | $ | 1,098 |
| CASH PAID FOR INCOME TAXES | $ | 11,100 |

The accompanying notes are an integral part of these financial statements.

## 1. BUSINESS

Challenger Capital Group, Ltd. (the "Partnership") was formed as a partnership on May 1, 2003, under the laws of the State of Texas. The Partnership commenced business on May 7, 2004 and will continue indefinitely until termination at the discretion of the general partner. The Partnership is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act").

The Partnership provides investment banking services related to the corporate finance needs of middle-market growth companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestures, corporate real estate and business strategy.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Basis of Accounting

The Partnership's financial statements have been prepared on the accrual basis of accounting.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all highly liquid investments, which are not held for sale in the ordinary course of business, with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2012, cash and cash equivalents included cash in bank accounts.

### Accounts Receivable

Accounts receivable consist primarily of retainers, fees and expense reimbursements earned during the year but not received as of year-end. The majority of revenue is derived from retainers collected in advance of work and financial advisory fees collected upon closing of an engagement. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely management determined collectability is reasonably assured; as such, the Partnership does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables.

### Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation on property and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives ranging from three to ten years using the straight-line method. Depreciation on leasehold improvements is calculated using the straight-line method over the lesser of the lease term or the useful life of the improvements.

## 2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Property and Equipment (continued)

Major repairs or replacements of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Property and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

### Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. At December 31, 2012, the Partnership was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

### Revenue and Cost Recognition

The Partnership recognizes revenue and costs in the period earned or incurred. Monthly retainer fees for on-going marketing, advisory, research and other financial advisory transaction related services are typically earned in the same month they are received. Brokerage commissions are recognized upon completion of the transaction closing documents. Unrealized and realized gains and losses are calculated based on the difference between the fair market value of investments at the beginning of the year (or the purchase price if purchased during the year) and the fair market value of investments at the end of the year (or sales price if sold during the year). Selling, general and administrative costs are charged to expense as incurred.

### Income Taxes

Net earnings are allocated to the partners based on their ownership percentages. Federal income taxes on partnership income are payable personally by the partners. Accordingly, no provision has been made for federal income taxes. The Partnership is subject to state income taxes.

## 2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Income Taxes (continued)

The Partnership accounts for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than-not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10 applies a two step process to determine the amount of tax benefit to be recognized in the financial statements. First the Partnership must determine whether any amount of the tax benefit may be recognized. Second, the Partnership determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition). As of December 31, 2012, the Partnership had no uncertain tax positions. Accordingly, the Partnership has not recognized any penalty, interest or tax impact related to uncertain tax positions. The statute of limitations differs from state to state; however, generally, tax years 2008-2011 remain open to examination as of the balance sheet date.

### Concentration of Credit Risks

Concentrations of credit risk consist of cash maintained in banks and accounts receivable. The Partnership places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. At times during the year, however, cash in banks may exceed federally insured limits. At December 31, 2012 cash exceeded federally insured limits by $774,429. Trade receivables are typically supported by legally binding contracts. Management believes that its engagement acceptance, billing and collection policies are adequate to minimize potential credit risk on accounts receivable. Management continuously evaluates billings for potential uncollectible amounts.

### Fair Value of Financial Instruments

In accordance with the reporting requirements of ASC 825-10, Fair Value of Financial Instruments, the Partnership calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable are based on management's assessment of net realizable value. The estimated fair value of accounts payable approximates their carrying amounts due to the short maturity of these liabilities. The estimated fair value of the note obligation also approximates its carrying value because the terms of the note are comparable to similar lending arrangements in the marketplace. At December 31, 2012, with the exception of the investment addressed in Note 4, the Partnership's financial assets and liabilities are carried at market value which approximates current fair value.

## 2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Use of Estimates and Assumptions**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Advertising**

Non-direct advertising and marketing costs are expensed as incurred. Total advertising expenses for the year ended December 31, 2012 were $1,358.

## 3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2012:

| | | |
|---|---|---|
| Furniture and fixtures | $ | 218,186 |
| Office equipment | | 10,790 |
| Computer equipment | | 62,379 |
| | | 291,355 |
| Accumulated depreciation | | (272,424) |
| Property and equipment, net | $ | 18,931 |

Depreciation expense for the year ended December 31, 2012 was $14,035 and it was included as a component of general operating expenses in the accompanying financial statements.

## 4. INVESTMENTS

On June 20, 2008, the Partnership made an investment of $4,600 in CEPT, LLC, ("CEPT"), a privately held entity, and received a 20% interest in CEPT. CEPT is the general partner of CEP Tornado, L.P., a limited partnership which was allocated a 15% management promoted interest for originating the private equity investment. Correspondingly, the Partnership maintains a 3% management promoted interest (20% of the 15% gross promote) in PJ Trailers, which is the operating business within CEP Tornado, L.P. The Partnership currently accounts for this investment using the equity method of accounting as determined on the income tax basis of accounting, which is a comprehensive basis of accounting other than U.S. GAAP. The Partnership has recorded the value of the investment in CEPT at the original acquisition multiple (or cost basis) and annually marks the investment in CEPT up or down based on tax basis information received from CEPT and other qualitative factors, such as changes in CEPT's business, operation and other financial information.

## 4. INVESTMENTS (CONTINUED)

U.S. GAAP requires that the investment in CEPT be reflected at fair value in accordance with Financial Accounting Standards Codification Topic 820, "Fair Value Measurements and Disclosures" ("ASC 820") and ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" ("ASU 2011-04"), which provide the framework for measurement of and disclosure about fair value measurements. Management of the Partnership believes the effects to the financial statements of this accounting method are not reasonably determinable. Accordingly, the Partnership has not included fair value disclosures required under ASC 820 or ASU 2011-04.

All of the Partnership's investments are non-allowable assets for the purpose of determining net capital.

## 5. COMMITMENTS AND CONTINGENCIES

The Partnership is a party to non-cancelable operating leases for general office space and office equipment. The aggregate amount of rental expenses for the year ending December 31, 2012 was $123,956.

The Partnership's obligations under the lease agreements subsequent to December 31, 2012 are as follows:

| Years ending December 31, | Annual lease payments |
|---|---|
| 2013 | $ 129,404 |
| 2014 | 132,091 |
| 2015 | 123,918 |
| 2016 | 1,154 |
| Total | $ 386,567 |

## 6. PARTNERS' CAPITAL

Under the terms of the Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), authorized ownership interests in the Partnership consist of 191,826 Series A Preferred Units, 487,500 Series B Preferred Units, and unlimited Common Units.

## 6. PARTNERS' CAPITAL (CONTINUED)

### Preferred units

At December 31, 2012, there are 186,074 outstanding Series A Preferred units and 447,890 outstanding Series B Preferred units. The preferred units make up approximately 20% and 48% ownership of the Partnership, respectively. The General Partner may, at its sole discretion make distributions of operating proceeds to the preferred partners. Any preferred annual return amounts not paid shall accumulate until such time as they are paid.

Series A preferred return is defined by the Partnership Agreement as a daily preferred return equal to six percent per annum of the Series A unreturned capital, approximately $5,366,728, at December 31, 2012. Series B preferred return is defined by the Partnership Agreement as a daily preferred return equal to eight percent per annum of the Series B unreturned capital, approximately $9,187,500, at December 31, 2012. At December 31, 2012, accrued, unpaid preferred returns totaled $5,140,535 of which $1,932,023 is allocated to the Series A investors and $3,208,512 is allocated for the Series B investors.

### Common units

The remaining 292,620 outstanding Partnership units are common units which make up 32% ownership of the Partnership. The units were issues in conjunction with incentive plans and various business transactions in previous years of operation.

### Distribution and Liquidation Preference

Subject to the payment of tax distributions, distributions of excess cash from operations will be made as follows: first, to limited partners holding the Series B Units in an amount equal to the Series B Preferred Return; second, to limited partners holding the Series A Units in an amount equal to the Series A Preferred Return; third, to limited partners holding Series B Units in an amount equal to their invested capital; fourth, to limited partners holding Series A Units in an amount equal to their invested capital; and finally, to all of the partners, in proportion to their respective holdings of Units.

Distributions of the net cash proceeds from capital transactions will be made as follows: first, to limited partners holding the Series B Units in an amount equal to the Series B Preferred Return and their invested capital; second, to limited partners holding the Series A Units in an amount equal to the Series A Preferred Return and their invested capital; and finally, to all of the partners, in proportion to their respective holdings of Units.

Profits and losses generally will be allocated to the partners in a manner that follows the distribution priority set forth above. In the event that the partners' capital account balances have been reduced to zero, subsequent losses will be allocated exclusively to the general partner.

## 6. PARTNERS' CAPITAL (CONTINUED)

### Voting Rights

Except as provided in the Partnership Agreement or as required by law, limited partners do not have any right to participate in the management or business and affairs of the Partnership. On all matters on which limited partners have the right to vote, except matters on which partners have a class vote, the affirmative vote of the holders of a majority of the Units is required to take action. The holders of the Series A and Series B Units will have a separate class vote on certain matters and an affirmative vote of the partners holding 67% of both Series, voting together as a single class, on other matters. These matters are defined in the Partnership Agreement.

### Incentive Plans

The general partner of the Partnership is authorized to issue Common Units to employees, consultants, or other agents of the Partnership either through the issuance of incentive units and/or incentive options as determined appropriate by the general partner and subject to certain restrictions. Any incentive units and/or incentive options issued shall be common limited partner units, subject to a distribution limitation. As of December 31, 2012, 205,241 fully vested incentive units/ options have been issued, of which, none have been exercised. Management has determined that the value of incentive units issued to date were insignificant.

## 7. LOANS TO PARTNERS

During the year two non-recourse notes to different partners in the amounts of $231,250 and $350,000 were cancelled in exchange for the retirement of partnership units owned by the two partners.

The partner holding the $231,250 note relinquished 22,547 Series B limited partnership units and 23,252 common incentive units in lieu of payment on the note when it became due. The partner holding the $350,000 note relinquished 17,063 Series B and 143,144 common limited partnership units in lieu of payment on the note when it became due. The relinquished shares were retired upon cancellation of the note agreement.

## 8. EMPLOYEE RETIREMENT PLAN

The Partnership provides a 401(k) retirement plan (the "Plan") for the benefit of all eligible employees. For the year ended December 31, 2012, employees were able to contribute up to $22,500 based on the employee's age. The Partnership has the option under the Plan to make a discretionary matching contribution equal to a uniform percentage of employee salary deferrals at a percentage determined by the Partnership each year. There were no discretionary contributions declared for the year ended December 31, 2012.

## 9. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Partnership does not have any possession or control of customer funds or securities.

## 10. SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2012.

## 11. SUBSEQUENT EVENTS

The Partnership has evaluated events or transactions occurring after December 31, 2012, the balance sheet date, through February 21, 2013, the date the financial statements were issued, and determined there have been no such events or transactions which would impact our financial statement for the year ended December 31, 2012.

*Supplemental Information*

*Pursuant to Rule 17a-5 of the*

*Securities Exchange Act of 1934*

*As of and For the Year Ended*

*December 31, 2012*

CHALLENGER CAPITAL GROUP, LTD.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2012

**Net Capital Computation**

| | |
|---|---|
| Total partners' capital | $ 1,281,581 |
| Non-allowable assets: | |
| Receivables from non-customers | (86,057) |
| Other investments not readily marketable | (4,465) |
| Property and equipment, net | (18,931) |
| Other assets | (91,310) |
| Total non-allowable assets | (200,763) |
| Haircuts on securities | - |
| Total changes in partners' capital | (200,763) |
| Net allowable capital | $ 1,080,818 |

**Computation of Basic Net Capital Requirement**

| | |
|---|---|
| Minimum net capital required | $ 6,528 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement | $ 6,528 |
| Excess net capital | $ 1,074,290 |

**Computation of Aggregate Indebtedness**

| | |
|---|---|
| Total aggregate indebtedness | $ 97,925 |
| Percentage of aggregate indebtedness to allowable net capital | 9.06% |

CHALLENGER CAPITAL GROUP, LTD.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2012

**Reconciliation with Partnership's Allowable Net Capital**

| | | |
|---|---|---|
| Net allowable capital- As reported in Company's unaudited FOCUS report | $ | 1,080,818 |
| Net Company audit adjustments and rounding | | - |
| Adjusted net allowable capital, per audited financial statements | $ | 1,080,818 |

**Exemptive Provisions Under Rule 15c3-3**

The Company is exempt from Rule 15c3-3, because they maintain a special account for the exclusive benefit of customers in accordance with Rule 15c3-(k)(2)(i).

**Changes in Liabilities Subordinated to Claims of General Creditors**

| | | |
|---|---|---|
| Such claims at January 1, 2012 | $ | - |
| Additions | | - |
| Reductions | | - |
| Balance of such claims at December 31, 2012 | $ | - |

***REPORT ON INTERNAL CONTROL***
***DECEMBER 31, 2012***

**MONTGOMERY COSCIA GREILICH LLP**
*Certified Public Accountants*
2500 Dallas Parkway, Suite 300
Plano, Texas 75093
972.748.0300 p
972.748.0700 f

**REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c-3-3**

To the Board of Directors of Texas Challenger Corporation,
General Partner of Challenger Capital Group, Ltd.:

In planning and performing our audit of the financial statements and supplemental schedules of Challenger Capital Group, Ltd. (the Partnership), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, and the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Montgomery Coscia Greilich LLP

MONTGOMERY COSCIA GREILICH, LLP
Plano, Texas
February 21, 2013

**CHALLENGER CAPITAL GROUP, LTD.**

**Independent Accountant's Report**
**On Applying Agreed Upon Procedures**

**For the Year Ended December 31, 2012**

MONTGOMERY COSCIA GREILICH LLP
*Certified Public Accountants*
2500 Dallas Parkway, Suite 300
Plano, Texas 75093
972.748.0300 p
972.748.0700 f

## Independent Accountants' Report On Applying Agreed-upon Procedures

To the Board of Directors of Texas Challenger Corporation,
General Partner of Challenger Capital Group, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Challenger Capital Group, Ltd. (the "Partnership") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, if any, with respective cash disbursement records entries noting no differences;

2. Compared the annual net operating revenue amounts totaled from the four quarterly focus reports for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.;

3. Compared the sum of the amounts reported in the audited financial statements, Form X-17A-5, for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting the net operating revenue calculated using audited financial statement amounts was $918 more than reported on the Form SIPC-7 net operating revenue. The difference in recalculated general assessment was $2.29.;

4. Compared any adjustments reported in Form SIPC-7 with supporting schedules and investment earnings working papers noting no differences.;

5. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules supporting the adjustments noting no differences.; and

6. Compared the amount of overpayment, if any, applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Montgomery Coscia Greilich LLP

MONTGOMERY COSCIA GREILICH, LLP
Plano, Texas
February 21, 2013